SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


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                            SCHEDULE 14D-9
           Solicitation/Recommendation Statement Pursuant to
        Section 14(d)(4) of the Securities Exchange Act of 1934
                           (Amendment No. 1)


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             RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
                       (Name of Subject Company)


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             Resources Accrued Mortgage Investors 2, L.P.
                 (Name of Person(s) Filing Statement)

                     Limited Partnership Interests
                    (Title of Class of Securities)


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                            Not Applicable
                 (CUSIP Number of Class of Securities)


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                              Ben Farahi
                                Manager
                               Maxum LLC
                          1175 W. Moana Lane
                          Reno, Nevada 89509
                            (775) 825-3355
                (Name, address and telephone number of
                 person authorized to receive notices
                  and communications on behalf of the
                      person(s) filing statement)


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[   ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends the Schedule 14D-9 filed by Resources Accrued Mortgage Investors 2, L.P., a Delaware limited partnership (the "Partnership"), on March 29, 2002, relating to the tender offer of Valley Springs Limited Liability Company ("Valley Springs"), to purchase up to 28,000 units of limited partnership of the Partnership (the "Units") at a purchase price which has been increased to $95 per Unit, pursuant to the terms of an Offer to Purchase dated March 29, 2002, as amended on April 24, 2002, and the related Letter of Transmittal, as well as the flyer received by certain of the limited partners of the Partnership from Peachtree Partners attempting to acquire Units in an amount not to exceed 4.9% of the outstanding Units.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Due to the affiliation between Valley Springs and the general partner of the Partnership (the "General Partner"), the Partnership makes no recommendation and is remaining neutral as to whether limited partners should tender their Units to Valley Springs.

     To the extent known by the Partnership, no affiliate of the General Partner currently intends to tender their Units to Valley Springs.

     With respect to the materials disseminated by Peachtree Partners, the Partnership recommended against accepting the purported offer of Peachtree Partners.


ITEM 9.  EXHIBITS.

The following Exhibits are filed herewith:

     (a) (1) Letter to Limited Partners dated March 29, 2002 (previously filed).

     (a)(2) Letter to Limited Partners dated April 16, 2002.

     (a)(3) Letter to Limited Partners dated April 24, 2002.

                               SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 24, 2002


                            RESOURCES ACCRUED MORTGAGE 2, L.P.

                            By:   Maxum LLC,
                                  General Partner


                                  By:  /s/ Ben Farahi
                                       --------------------
                                       Ben Farahi
                                       Manager

EXHIBIT (a)(2)
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             RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
                         1175 West Moana Lane
                               Suite 200
                          Reno, Nevada 89509


                            April 16, 2002


Dear Limited Partner:

     It has come to our attention that Peachtree Partners ("Peachtree") is making an offer to purchase your limited partnership units (the "Units") in Resources Accrued Mortgage Investors 2, L.P. (the "Partnership"). Pursuant to the rules of the Securities and Exchange Commission, the Partnership is required to make a recommendation whether you should accept or reject the tender, or whether the Partnership is remaining neutral. The Partnership RECOMMENDS AGAINST ACCEPTING THE PEACHTREE OFFER.

     We are recommending against accepting the Peachtree offer as a result of Peachtree's failure to provide adequate disclosure with which you can make an informed decision. The Securities and Exchange Commission adopted guidelines for Mini-Tender Offers and Limited Partnership Offers. We believe that Peachtree's offer fails to comply with these guidelines as it provides no information about the Partnership and its assets, does not set forth the basis on which its purchase price was determined nor does it provide any information with respect to Peachtree's future plans regarding the Partnership.

     DUE TO THIS VIOLATION OF APPLICABLE FEDERAL SECURITIES LAWS, PURSUANT TO THE PROVISIONS OF SECTION 12.3 OF THE AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF THE PARTNERSHIP, THE GENERAL PARTNER OF THE PARTNERSHIP WILL NOT EFFECT ANY TRANSFERS OF INTERESTS PURSUANT TO THE PEACHTREE OFFER.

     You received earlier this month tender offer materials from Virginia Springs Limited Liability Company ("Virginia Springs"), an affiliate of your general partner, offering to acquire your Units for $80 per Unit. You would not be required to pay any fees, commissions or partnership transfer fees should you accept Virginia Spring's offer. As stated in our correspondence to you dated March 29, 2002, we are making no recommendation and are remaining neutral as to whether you should tender your Units to Virginia Springs. However, the materials provided you by Virginia Springs did provide the necessary disclosure for which you can make an informed decision and, therefore, should you be interested in liquidating your investment in the Partnership, please consider reviewing the materials prepared by Virginia Springs.

     IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT US AT (800) 322-2885.


                                  Sincerely,


                                  RESOURCES ACCRUED MORTGAGE
                                  INVESTORS 2, L.P.

EXHIBIT (a)(3)
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                  RESOURCES ACCRUED MORTGAGE 2, L.P.
                          1175 W. Moana Lane
                          Reno, Nevada 89509
                            (775) 825-3355


                            April 24, 2002


Dear Limited Partner:

     Please be advised that on April 24, 2002, the general partner of your partnership received an amendment to the unsolicited tender offer dated March 29, 2002 to purchase up to 28,000 of the outstanding limited partnership interests of the partnership. The amendment increased the offer price from $80 per unit to $95 per unit and extended the termination date to June 14, 2002. The offer is being made by Virginia Springs Limited Liability Company ("Virginia Springs"), an entity affiliated with your general partner and certain of the limited partners of your partnership which own approximately 36.3% of the units. You have recently received information regarding this revised offer.

     Due to the affiliation between Virginia Springs and the general partner or your partnership, we are making no recommendation and are remaining neutral as to whether limited partners should tender their units to Virginia Springs. You will have to make the determination as to whether to wait for the liquidation of your partnership's assets or to sell your interests now at the tender offer price. We do recommend, however, that if you chose to sell your interests prior to liquidation, you consider other options for sale, including the informal secondary market for the units.

     Please be advised that by accepting this offer, you will no longer have an ownership interest in the partnership's assets; thus, you will not share in any potential change in their value if you chose to pursue the tender offer. In addition, in making a decision in whether to tender your units, we recommend that you consult with your financial and tax advisors.


     If you have any questions or would like any further information, please contact us (775) 825-3355.


                                  Sincerely,

                                  RESOURCES ACCRUED MORTGAGE
                                  INVESTORS 2, L.P.